

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 5, 2024

Robert Hoglund
Chief Financial Officer
Consolidated Edison, Inc.
4 Irving Place
New York, New York, 10003

> **Re: Consolidated Edison, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2023**
> **Filed February 15, 2024**
> **File No. 001-14514**

Dear Robert Hoglund:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation